UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated April 23, 2019

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒          Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:  A press release dated April 23, 2019, announcing the results of trading in STMicroelectronics’ own shares as part of the previously announced share buy-back program for the period from April 15, 2019 to April 18, 2019.

PR N°C2892C
STMicroelectronics Announces Status of
Common Share Repurchase Program

Disclosure of Transactions in Own Shares – Period from April 15, 2019 to April 18, 2019

AMSTERDAM - April 23, 2019 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”), a global semiconductor leader serving customers across the spectrum of electronics applications, announces full details of its common share repurchase program (the “Program”) disclosed via a press release dated November 5, 2018. The Program was approved by a shareholder resolution dated May 31, 2018 and by the supervisory board.

STMicroelectronics N.V. (registered with the trade register under number 33194537) (LEI: 213800Z8NOHIKRI42W10) (Ticker: “STM”) announces the repurchase (by a broker acting for the Company) on the regulated market of Euronext Paris, in the period between April 15, 2019 to April 18, 2019 (the “Period”), of 207,908 ordinary shares (equal to 0.02% of its issued share capital) at the weighted average purchase price per share of EUR 16.1851 and for an overall price of EUR 3,365,005.46.

Below is a summary of the repurchase transactions made in the course of the Period in relation to the ordinary shares of STM (ISIN: NL0000226223), in detailed form.

Transactions in Period

Dates of transaction	Number of share purchased	Total amount paid (EUR)	Weighted average purchase price per share (EUR)	Market on which the shares were bought (MIC code)
April 15, 2019	79,995	1,275,629.55	15.9464	XPAR
April 16, 2019	41,521	665,133.54	16.0192	XPAR
April 17, 2019	42,281	700,121.27	16.5588	XPAR
April 18, 2019	44,111	724,121.10	16.4159	XPAR
Total for Period	207,908	3,365,005.46	16.1851	XPAR

Following the share buybacks detailed above, the Company holds in total 17,706,644 treasury shares, which represents approximately 1.9% of the Company’s issued share capital.

In accordance with Article 5(1)(b) of Regulation (EU) 596/2014 (the Market Abuse Regulation) and Article 2(3) of Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual trades in the Program are disclosed on the ST website (https://investors.st.com/buyback-program).

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.
By getting more from technology to get more from life, ST stands for life.augmented.

In 2018, the Company’s net revenues were $9.66 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Céline Berthier
Group VP, Investor Relations
Tel : +41.22.929.58.12
celine.berthier@st.com

MEDIA RELATIONS:
Alexis Breton
Corporate External Communications
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 23, 2019	By:	/s/ Lorenzo Grandi

	Name:	Lorenzo Grandi
	Title:	Chief Financial Officer President, Finance, Infrastructure and Services